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FOR IMMEDIATE RELEASE         Contact -  Guy T. Marcus
November 21, 1994                     Vice President-Inv. Rel.
                                                (214) 978-2691

            DEFINITIVE AGREEMENT TO SELL HALLIBURTON
               INDUSTRIAL SERVICES BUSINESS UNIT

     DALLAS, Texas -- Halliburton Company (NYSE: HAL) today announced that its subsidiary, Brown & Root Industrial Services, Inc., has entered into a definitive agreement with HydroChem Industrial Services, Inc. for the sale of such subsidiary's Halliburton Industrial Services business unit for an undisclosed amount. The closing of the sale, which is subject to receipt of certain regulatory approvals, is expected to be completed by the end of 1994.

     The Halliburton Industrial Services business unit provides chemical cleaning, hydrojetting and vacuum removal services to the petrochemical and refining, pulp and paper, and power industries throughout the United States. The business had revenues of approximately $45 million in 1993.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "The sale of the Halliburton Industrial Services business unit is consistent with other recently initiated actions to sell peripheral businesses and to refocus resources on Halliburton's core energy services and engineering and construction activities."

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     HydroChem Industrial Services, Inc., headquartered in
Houston, Texas, is a privately held international company which, through its predecessors, has been engaged in the industrial cleaning business for nearly 60 years.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.